Perrystead Dairy LLC
Profit and Loss
January - March, 2025

	Total
Income	
Channel sales	
PayPal sales	160.07
Total Channel sales	$ 160.07
Pasteurizer Sale Income	19,508.67
SALES	309.50
Sales - Discounts	-205.50
Sales - Distributor	21,246.50
Sales - Retail & Online	5,057.12
Sales - Shipping Income	1,051.12
SALES - Vending Machine	5,636.97
Sales - Wholesale	9,804.70
Total SALES	$ 42,900.41
Total Income	$ 62,569.15
Cost of Goods Sold	
COGS - Delivery Milk	3,941.19
COGS - Merch & Other	1,695.74
COGS - Packaging	6,294.00
COGS - Raw Goods	11,134.10
COGS - Shipping Costs	1,611.46
COS - Co-packing	7,336.42
Cost of Goods Sold	93.54
Total Cost of Goods Sold	$ 32,106.45
Gross Profit	$ 30,462.70
Expenses	
ADMINISTRATIVE	
Computer Software and Subscriptions	1,006.15
Dues & subscriptions	432.12
Insurance	3,453.27
Legal & Professional Services	11,137.50
Meals & Entertainment	644.50
Office Supplies & Expenses	25.00
Travel	108.99
Total ADMINISTRATIVE	$ 16,807.53
FINANCE	
Bank Charges & Fees	90.28
Credit Card Interest Payments	902.92
Interest Paid	798.59
MERCHANT FEES	1,108.60

Mable Vendor Fees		42.39
Paypal Fees		6.56
QuickBooks Payments Fees		47.98
Total MERCHANT FEES	$	**1,205.53**
Total FINANCE	$	**2,997.32**
Guaranteed Payments		15,000.00
OPERATIONS		
Car & Truck		45.59
Rent & Lease		9,808.88
Repairs & Maintenance		78.24
Utilities		2,375.53
Total OPERATIONS	$	**12,308.24**
PAYROLL EXPENSES		
Payroll Service Expense		213.84
Payroll Wages		47,546.01
Total PAYROLL EXPENSES	$	**47,759.85**
PAYROLL TAX EXPENSES		
Payroll Tax Paid - ER Medicare		1,458.63
Payroll Tax Paid - ER PA Unemployment		651.17
Payroll Tax Paid - ER Social Security		2,947.86
Total PAYROLL TAX EXPENSES	$	**5,057.66**
PLANT EXPENSES		
Job Supplies		2,384.18
Total PLANT EXPENSES	$	**2,384.18**
Reimbursable Expenses		306.54
Volvo Lease		1,611.00
Total Expenses	$	**104,232.32**
Net Operating Income	-$	**73,769.62**
Other Expenses		
Other Miscellaneous Expense		90.10
Total Other Expenses	$	**90.10**
Net Other Income	-$	**90.10**
Net Income	-$	**73,859.72**

Perrystead Dairy LLC
Balance Sheet
As of March 31, 2025

		Total
ASSETS		
Current Assets		
Bank Accounts		
CASH ON HAND		40.00
Cash Over/Short		0.00
Checking - Univest 7468		54,419.97
PayPal Bank		-838.35
Venmo - Business		0.00
Total CASH ON HAND	$	53,621.62
Total Bank Accounts	$	53,621.62
Accounts Receivable		
Accounts Receivable (A/R)		17,760.34
Total Accounts Receivable	$	17,760.34
Other Current Assets		
Allowance for Bad Debts		0.00
Due To/From		0.00
Faire/Mable Wholesale - Receivable		0.00
Inventory Asset		-170.25
Shopify CC Receivable		0.00
Undeposited Checks		0.00
Total Other Current Assets	-$	170.25
Total Current Assets	$	71,211.71
Fixed Assets		
Accumulated Depreciation		-13,746.15
Construction in Progress		0.00
Equipment		242,287.94
Leasehold Improvements		21,894.77
Total Fixed Assets	$	250,436.56
Other Assets		
PA Grant Receiveable		0.00
Vermont Grant Receivable		68,635.73
Total Other Assets	$	68,635.73
TOTAL ASSETS	$	390,284.00
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		6,395.67
Total Accounts Payable	$	6,395.67

Credit Cards		
CREDIT CARDS		
Credit Card - Capital On Tap		0.00
Credit Card - Capital One		18,571.17
Credit Card - Chase Ink		10,717.27
Credit Card - Citi 8972		-1,790.39
Total CREDIT CARDS	$	27,498.05
Total Credit Cards	$	27,498.05
Other Current Liabilities		
Accrued Expenses		0.00
Due to Member - Yoav		0.00
Gift Card Outstanding		0.00
PAYROLL LIABILITIES		0.00
Payroll - EE Federal Income Tax		0.00
Payroll - EE Medicare		0.00
Payroll - EE Social Security		0.00
Payroll - ER Federal Income Tax		0.00
Payroll - ER Federal Unemployment Tax		-140.27
Payroll - ER Medicare		726.54
Payroll - ER PA Unemployment		0.00
Payroll - ER Social Security		0.00
Payroll - PA Unemployment Ins		0.00
Payroll - PA Withholding Tax		0.00
Payroll - Phila City Tax		0.00
Payroll Transfer Account		183.40
Total PAYROLL LIABILITIES	$	769.67
Shopify Capital		0.00
Total Other Current Liabilities	$	769.67
Total Current Liabilities	$	34,663.39
Long-Term Liabilities		
Community First Fund Loan		27,750.20
Ed Pappas Equity Loan 2025		100,000.00
Total Long-Term Liabilities	$	127,750.20
Total Liabilities	$	162,413.59
Equity		
Capital Contributions - Leo		-17,014.56
Capital Contributions - Yoav		-66,654.16
ED PAPPAS SAFE EQUITY		550,000.00
Opening Balance Equity		0.00
Owner's Investment		0.00
Owner's Pay & Personal Expenses		-12,250.55
Retained Earnings		-152,350.60
Net Income		-73,859.72
Total Equity	$	227,870.41

TOTAL LIABILITIES AND EQUITY	**$**	**390,284.00**

Sunday, Apr 27, 2025 12:26:38 PM GMT-7 - Accrual Basis

Perrystead Dairy LLC
Statement of Cash Flows
January - March, 2025

		Total
OPERATING ACTIVITIES		
Net Income		-73,859.72
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		5,521.98
Inventory Asset		170.25
Accounts Payable (A/P)		-16,546.21
CREDIT CARDS:Credit Card - Capital One		-518.46
CREDIT CARDS:Credit Card - Chase Ink		7,777.65
CREDIT CARDS:Credit Card - Citi 8972		-1,790.39
PAYROLL LIABILITIES:Payroll - EE Federal Income Tax		577.98
PAYROLL LIABILITIES:Payroll - EE Medicare		103.14
PAYROLL LIABILITIES:Payroll - EE Social Security		441.05
PAYROLL LIABILITIES:Payroll - ER Federal Income Tax		0.00
PAYROLL LIABILITIES:Payroll - ER Federal Unemployment Tax		-140.27
PAYROLL LIABILITIES:Payroll - ER Medicare		872.36
PAYROLL LIABILITIES:Payroll - ER PA Unemployment		124.25
PAYROLL LIABILITIES:Payroll - ER Social Security		441.05
PAYROLL LIABILITIES:Payroll - PA Unemployment Ins		4.98
PAYROLL LIABILITIES:Payroll - PA Withholding Tax		218.40
PAYROLL LIABILITIES:Payroll - Phila City Tax		266.77
PAYROLL LIABILITIES:Payroll Transfer Account		5,684.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	3,209.35
Net cash provided by operating activities	-$	70,650.37
INVESTING ACTIVITIES		
Equipment		-274.73
Net cash provided by investing activities	-$	274.73
FINANCING ACTIVITIES		
Ed Pappas Equity Loan 2025		100,000.00
Owner's Pay & Personal Expenses		-2,549.37
Net cash provided by financing activities	$	97,450.63
Net cash increase for period	$	26,525.53
Cash at beginning of period		27,096.09
Cash at end of period	$	53,621.62